Exhibit 99.2

Openreach Uses NiCE Cognigy AI Agents to Upgrade U.K. Broadband Deployment to

Deliver Tens of Millions in Financial Benefits for Openreach and its Clients

Openreach has reduced missed appointments and inbound contact volumes by one-third, while delivering a more seamless, proactive customer experience at national scale

Hoboken, N.J., April 7, 2026 — NiCE (Nasdaq: NICE) today announced that Openreach, a unit of the British Telecom Group, has deployed proactive AI agents from NiCE Cognigy to redesign customer engagement across 15 million customer journeys during one of the U.K.’s largest digital infrastructure transformation programs. By shifting from reactive management to AI-driven proactive engagement, Openreach is delivering a more seamless broadband upgrade experience at national scale, increasing appointment success, reducing inbound contact volumes, and generating operational and commercial value for Openreach and its clients such as Vodafone and Sky.

Powered by NiCE Cognigy’s agentic AI, Openreach has introduced a proactive, automated engagement model that adapts based on live performance signals. Instead of waiting for customers to initiate contact, AI agents anticipate needs and start real-time conversations by text message, email and voice, providing updates, suggesting options, answering questions and automating actions on customers’ behalf. The approach is designed to make the process more transparent and easier for customers.

“Our proactive AI agents are transforming the broadband experience across the U.K. and delivering tens of millions in financial benefits for Openreach and our customers,” said Chris Herbert, Openreach’s director of customer service. “By moving to proactive, AI-driven engagement, we’ve improved appointment success, optimized operations, and given customers greater clarity during a complex national upgrade. At this scale, that combination of efficiency and trust makes a meaningful difference.”

“AI is redefining how organizations engage customers, shifting from reactive service to intelligent, proactive orchestration,” said Jeff Comstock, President of CX Product & Technology at NiCE. “This deployment demonstrates how agentic AI can deliver measurable outcomes at scale, enabling organizations to automate complex interactions while maintaining trust, inclusivity and control.”

The impact extends across both customer experience and operations. In addition to reducing missed appointments and contact volumes, Openreach has lowered repeat contacts, allowing service teams to focus on more complex interactions. Openreach said customer satisfaction improved, with its Trustpilot rating rising to 4.7 out of 5 from 2.0, based on hundreds of thousands of reviews after the rollout of proactive AI engagement.

Read the full case study here.

Watch a video interview featuring Chris Herbert, Openreach’s director of customer service, here.

About Openreach

We’re the people who make the net work. Our wholesale broadband network – the UK’s largest – supports more than 680 service providers like BT, SKY, TalkTalk, Vodafone and Zen to provide broadband, TV, phone, data and mobile services to their customers. Any company can access our network through equal pricing, terms and conditions, and our team of around 28,000 people help deliver services to every community in the UK.

Right now, we’re investing £15 billion to build a new, ultra-reliable, Full Fibre broadband network to 25 million homes and businesses by the end of 2026. Work is on track, with the Company intending to go even further - to as many as 30 million premises by the end of the decade - assuming conditions for investment remain supportive. We’ve already reached 22 million premises and we’re passing thousands more every week. And we're retraining thousands of our existing engineers to help build, connect and maintain the new network.

Our new network will help Openreach and its customers to dramatically cut emissions, with research suggesting nationwide Full Fibre broadband could save 400 million commuter trips every year. We're also switching our commercial fleet - the UK's second largest - to zero emissions by 2031. We’re a wholly owned and independent subsidiary of the BT Group and for the year up to the end of March 2025, we reported revenues of £6.157bn.  Find out more at www.openreach.com.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.